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Exhibt 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Reports Second Quarter Fiscal Year 2014 Results

Ottawa, Canada, October 9, 2013 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its second quarter ended August 31, 2013. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

Revenue for the second quarter of fiscal year 2014 was $25.5 million, compared with $24.5 million in the first quarter of fiscal year 2014 and $44.2 million in the second quarter of fiscal year 2013. Revenue from the Nokia Solutions and Networks ("NSN") channel represented 61% of revenue in the fiscal quarter.

Gross margin for the second quarter of fiscal year 2014 was 11.0%, compared with 11.5% in the first quarter of fiscal year 2014 and 15% in the second quarter of fiscal year 2013.

Highlights to date include:

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  Our balance sheet was strengthened by adding approximately $23.5 million of cash through an equity offering that closed on September 23, 2013.

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  In India we are experiencing strong activity. This includes new orders, an increased pipeline, and we are particularly pleased to be short-listed as a supplier in a large greenfield build.

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  In North America we have received an initial order associated with a new project with a major carrier.

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  We have reduced our operating expenses again in our second quarter. We continue to look for savings in logistics and other areas.

"I am pleased that we are making progress on multiple fronts" said DragonWave President and CEO, Peter Allen.

Net loss applicable to shareholders in the second quarter of fiscal year 2014 was $10.5 million or ($0.28) per basic and diluted share. This compares to a net loss applicable to shareholders of $6.6 million or ($0.17) per basic and diluted share in the first quarter of fiscal year 2014 and net loss of $1.1 million or ($0.03) per basic and diluted share in the second quarter of fiscal year 2013.

Cash, cash equivalents, and restricted cash totaled $9.8 million at the end of the second quarter of fiscal year 2014, compared to $23.4 million at the end of the first quarter of fiscal year 2014. Cash, cash equivalents and restricted cash reported at August 31, 2013 do not include the proceeds of the Company's public offering of units which closed on September 23, 2013.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on October 10, 2013.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

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  Toll-free North America: (877) 312-9202

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  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Forward-looking statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated October 9, 2013 and in the Company's Annual Information Form dated May 17, 2013 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

	Three months ended		Six months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
REVENUE	25,453	44,157	49,985	57,131
Cost of sales	22,659	37,414	44,371	46,255

Gross profit	2,794	6,743	5,614	10,876

EXPENSES
Research and development	4,783	12,139	10,085	16,538
Selling and marketing	3,175	4,357	6,557	8,015
General and administrative	4,433	8,513	9,181	13,783

	12,391	25,009	25,823	38,336

Income (loss) before amortization of intangible assets and other items	(9,597)	(18,266)	(20,209)	(27,460)
Amortization of intangible assets	(437)	(1,199)	(996)	(1,741)
Accretion expense	(56)	(30)	(121)	(52)
Restructuring expense	—	—	—	(798)
Interest income (expense)	(380)	(740)	(918)	(711)
Impairment of intangible assets	—	(1,148)	—	(4,017)
Gain on change in estimate	342	352	342	1,542
Gain on contract amendment	—	—	5,285	—
Gain on purchase of business	—	19,397	—	19,397
Foreign exchange gain (loss)	(397)	462	(495)	(541)

Income (loss) before income taxes	(10,525)	(1,172)	(17,112)	(14,381)
Income tax expense (recovery)	76	—	168	(572)

Net Income (loss)	(10,601)	(1,172)	(17,280)	(13,809)
Net Loss Attributable to Non-Controlling Interest	92	50	146	108

Net Income (loss) applicable to shareholders	(10,509)	(1,122)	(17,134)	(13,701)
Income (loss) per share
Basic	(0.28)	(0.03)	(0.45)	(0.37)
Diluted	(0.28)	(0.03)	(0.45)	(0.37)
Weighted Average Shares Outstanding
Basic	38,112,887	37,992,859	38,086,403	36,962,103
Diluted	38,112,887	37,992,859	38,086,403	36,962,103

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at August 31, 2013	As at February 28, 2013
ASSETS
Current Assets
Cash and cash equivalents	8,858	22,959
Restricted cash	968	—
Trade receivables	20,832	35,452
Inventory	32,917	32,722
Other current assets	5,618	6,077
Contingent receivable	—	13,843
Deferred tax asset	54	69

	69,247	111,122
Long Term Assets
Property and equipment	4,504	7,444
Deferred tax asset	1,568	1,581
Deferred financing cost	—	149
Intangible assets	1,975	2,771
Goodwill	11,927	11,927

	19,974	23,872
Total Assets	89,221	134,994

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	30,964	56,962
Debt facility	15,000	15,000
Deferred revenue	848	1,163
Capital lease obligation	2,551	3,251
Contingent liabilities	200	255

	49,563	76,631
Long Term Liabilities
Capital lease obligation	—	1,451
Other long term liabilities	693	783
Contingent liabilities	—	519

	693	2,753
Commitments
Shareholders' equity
Capital stock	179,589	179,429
Contributed surplus	6,638	6,047
Deficit	(137,331)	(120,197)
Accumulated other comprehensive loss	(9,743)	(9,685)

Total Shareholder's equity	39,153	55,594
Non-controlling interests	(188)	16

Total Equity	38,965	55,610
Total Liabilities and Equity	89,221	134,994

Shares issued & outstanding	38,123,880	38,048,297

QuickLinks

  Exhibt 99.1
DragonWave Inc. Reports Second Quarter Fiscal Year 2014 Results
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts